Exhibit 99.1

Renren Announces Unaudited Second Quarter 2015 Financial Results

BEIJING, China, August 20, 2015 — Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), a leading real-name social networking internet platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Highlights

•	Total net revenues were US$15.1 million, a 34.0% decrease from the corresponding period in 2014.

-	Renren net revenues were US$10.3 million, a 21.1% decrease from the corresponding period in 2014.
-	Games net revenues were US$4.8 million, a 51.1% decrease from the corresponding period in 2014.

•	Gross profit was US$5.2 million, a 53.6% decrease from the corresponding period in 2014.

•	Operating loss was US$24.3 million, compared to an operating loss of US$25.6 million in the corresponding period in 2014.

•	Net loss attributable to the Company was US$78.1 million, compared to a net income of US$31.3 million in the corresponding period in 2014.

•	Adjusted net loss (1) (non-GAAP) was US$71.9 million, compared to an adjusted net income (1) (non-GAAP) of US$37.4 million in the corresponding period in 2014.

(1)	Adjusted net income (loss) is a non-GAAP measure, which is defined as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets and goodwill. See “About Non-GAAP Financial Measures” below.

Second Quarter 2015 Results

Total net revenues for the second quarter of 2015 were US$15.1 million, representing a 34.0% decrease from the corresponding period in 2014.

Renren net revenues were US$10.3 million, representing a 21.1% decrease from the corresponding period of 2014. Within Renren net revenues, online advertising revenues were US$3.9 million for the second quarter of 2015, a 60.1% decrease from the corresponding period of 2014. The decrease was due to increasing competition and the continuing migration of our traffic to mobile. Internet Value-Added Services (IVAS) revenues were US$6.4 million, representing a 90.8% increase from the corresponding period in 2014, primarily due to the increase in revenue from the social video platform “Woxiu”. Monthly unique log-in users increased from approximately 44 million in June 2014 to approximately 45 million in June 2015.

Games net revenues were US$4.8 million for the second quarter of 2015, a 51.1% decrease from the corresponding period of 2014. The decrease was due to the previously launched games having reached their mature stages.

Cost of revenues was US$9.9 million, a 15.4% decrease from the corresponding period of 2014.

Operating expenses were US$29.5 million, a 20.0% decrease from the corresponding period of 2014.

Selling and marketing expenses were US$9.2 million, a 9.3% decrease from the corresponding period of 2014. The decrease was primarily due to the decrease in advertising and promotions for online games and Renren branding campaigns.

Research and development expenses were US$8.8 million, a 31.8% decrease from the corresponding period in 2014. The decrease was primarily due to headcount reduction and the resulting decrease in personnel related expense.

General and administrative expenses were US$11.5 million, a 14.1% decrease from the corresponding period in 2014. The decrease was primarily due to the decrease in bad debt expenses.

Share-based compensation expenses, all of which were included in operating expenses, were US$6.2 million, compared to US$5.3 million in the corresponding period in 2014.

Operating loss was US$24.3 million, compared to an operating loss of US$25.6 million in the corresponding period in 2014.

Net loss attributable to the Company was US$78.1 million, compared to a net income of US$31.3 million in the corresponding period in 2014. In the second quarter of 2014 the Company recognized a US$86.0 million gain from the disposal of available-for-sales marketable securities.

Adjusted net loss (non-GAAP) was US$71.9 million, compared to an adjusted net income of US$37.4 million in the corresponding period in 2014.

Share Repurchase Program

Renren repurchased approximately 16.8 million ADSs for an aggregate amount of approximately US$52.2 million under the share repurchase program which expired on June 27, 2015.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$11 million to US$13 million in the third quarter of 2015, representing a 33.4% to 43.7% year-over-year decline. This forecast reflects Renren's current and preliminary view, which is subject to change.

Receipt of Non-Binding Proposal to Acquire the Company

On June 10, 2015, the Company announced that its Board of Directors (the "Board") has received a non-binding proposal letter, dated June 10, 2015, from Mr. Joseph Chen, Chairman of the Board and Chief Executive Officer of the Company, and Mr. James Jian Liu, a member of the Board and Chief Operating Officer of the Company, proposing a "going-private" transaction (the "Transaction") to acquire all of the outstanding ordinary shares of the Company not already owned by Mr. Chen or Mr. Liu for US$4.20 in cash per American depositary share ("ADS"), or US$1.40 per ordinary share, which represents approximately 22% above the average closing price of the Company's ADSs over the last 30 trading days up to and including June 9, 2015.

The Board intends to form a special committee consisting of independent directors to consider this proposal. The Board cautions the Company's shareholders and others considering trading in its securities that the Board just received the non-binding proposal letter from Mr. Chen and Mr. Liu and no decisions have been made with respect to the Company's response to the proposed Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.  The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Conference Call Information

Due to the receipt of a non-binding proposal to acquire the Company, the Company will not host a conference call. Please contact our Investor Relations Department listed below if you have any questions.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, watch videos and enjoy a wide range of other features and services. Renren's businesses primarily include the main social networking website renren.com and the game operating platform Renren Games. Renren.com had approximately 227 million activated users as of June 30, 2015. Renren's American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol "RENN".

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook for the third quarter of 2015 and quotations from management in this announcement, as well as Renren's strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Renren uses "adjusted net income (loss)" which is defined as "a non-GAAP financial measure" by the SEC, in evaluating its business. We define adjusted net income (loss) as net income (loss) excluding share-based compensation expenses, amortization of intangible assets and impairment of intangible assets and goodwill. We present adjusted net income (loss) because it is used by our management to evaluate our operating performance. We also believe that this non-GAAP financial measure provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

The presentation of this non-GAAP financial measure is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures" at the end of this release.

For more information, please contact:

Cynthia Liu

Investor Relations Department

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

RENREN INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(Amounts in US dollars, in thousands, except shares,	March 31,	June 30,
per shares, ADS, and per ADS data)	2015	2015

ASSETS

Current assets:
Cash and cash equivalents	$158,493	$141,908
Term deposits	188,316	44,715
Restricted Cash	-	15,370
Short-term investments	66,181	56,869
Accounts and notes receivable, net	19,501	69,627
Prepaid expenses and other current assets	52,021	64,332
Amounts due from related parties	1,086	5,289
Total current assets	485,598	398,110

Non-current assets:
Property and equipment, net	41,000	38,572
Intangible assets, net	2	360
Long-term investments	578,682	611,510
Other non-current assets	21,474	21,231
Total non-current assets	641,158	671,673

TOTAL ASSETS	$1,126,756	$1,069,783

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$5,053	$6,038
Short-term loan	-	263
Accrued expenses and other payables	22,138	44,360
Amounts due to related parties	318	261
Deferred revenue and advance from customers	8,548	10,955
Income tax payable	9,926	6,046
Total current liabilities	45,983	67,923

Non-current liabilities:
Other non-current liabilities	730	730
Total non-current liabilities	730	730

TOTAL LIABILITES	46,713	68,653

Shareholders' Equity:
Class A ordinary shares	714	712
Class B ordinary shares	305	305
Additional paid-in capital	1,224,622	1,227,354
Statutory reserves	6,712	6,712
Accumulated deficit	(164,769)	(242,675)
Accumulated other comprehensive income	12,912	9,206

Total Renren Inc. shareholders' equity	1,080,496	1,001,614

Noncontrolling Interests	(453)	(484)

TOTAL EQUITY	1,080,043	1,001,130

TOAL LIABILITIES AND EQUITY	$1,126,756	$1,069,783

RENREN INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	For the Three Months Ended
(Amounts in US dollars, in thousands, except shares,	June 30,	March 31,	June 30,
per shares, ADS, and per ADS data)	2014	2015	2015

Net revenues
Renren	$13,025	$8,219	$10,281
Games	9,904	5,509	4,847
Total net revenues	22,929	13,728	15,128
Cost of revenues	(11,740)	(10,545)	(9,934)
Gross profit	11,189	3,183	5,194
Operating expenses:
Selling and marketing	(10,132)	(7,910)	(9,189)
Research and development	(12,865)	(8,949)	(8,776)
General and administrative	(13,395)	(12,848)	(11,511)
Impairment of intangible assets	(445)	—	—
Restructuring cost	—	—	—
Total operating expenses	(36,837)	(29,707)	(29,476)
Loss from operations	(25,648)	(26,524)	(24,282)

Other income	272	272	1,398
Other expense	—	—	—
Exchange gain (loss) on offshore bank accounts	301	(44)	(18)
Interest income	2,895	1,554	61
Realized gain(loss) on short-term investments	85,994	1,116	(48,809)

Loss before provision of income tax, earnings in equity method investments and noncontrolling interest, net of income taxes	63,814	(23,626)	(71,650)
Income tax expenses	(625)	(709)	(2,150)
Loss before earnings in equity method investments and noncontrolling interest, net of income taxes	63,189	(24,335)	(73,800)
Losses in equity method investments, net of income taxes	(27,170)	(3,243)	(4,297)
Income (loss) from continuing operations	36,019	(27,578)	(78,097)

Discontinued operation
Loss from operations of discontinued operations, net of income taxes	(4,712)	-	-
Gain on deconsolidation of the subsidiaries	—	-	-
Gain (loss) on disposal of equity method investment, net of income tax	—	-	-
Gain (loss) from discontinued operations, net of income taxes	(4,712)	-	-

Net (loss) income	31,307	(27,578)	(78,097)
Net loss attributable to noncontrolling interests	-	75	191

Net (loss) income attributable to Renren Inc.	$31,307	$(27,503)	$(77,906)

Net (loss) income per share from continuing operations attributable to Renren Inc.shareholders:
Basic	$0.03	$(0.03)	$(0.08)
Diluted	$0.03	$(0.03)	$(0.08)
Net (loss) income per share from discontinued operations attributable to Renren Inc.shareholders:
Basic	$(0.00)	$-	$-
Diluted	$(0.00)	$-	$-
Net (loss) income per share attributable to Renren Inc. shareholders:
Basic	$0.03	$(0.03)	$(0.08)
Diluted	$0.03	$(0.03)	$(0.08)
Net (loss) income attributable to Renren Inc. shareholders per ADS:
Basic	$0.09	$(0.08)	$(0.23)
Diluted	$0.09	$(0.08)	$(0.23)

Weighted average number of shares used in calculating net (loss) income per ordinary share from continuing operations attributable to Renren Inc. shareholders:
Basic	1,062,632,013	1,022,342,445	1,018,522,306
Diluted	1,072,951,501	1,022,342,445	1,018,522,306
Weighted average number of shares used in calculating net (loss) income per ordinary share from discontinued operations attributable to Renren Inc. shareholders:
Basic	1,062,632,013	1,022,342,445	1,018,522,306
Diluted	1,062,632,013	1,022,342,445	1,018,522,306

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

Adjusted net income (loss)

	For the Three Months Ended
(Amounts in US dollars, in thousands)	June 30,	March 31,	June 30,
	2014	2015	2015
Net (loss) income	$31,307	$(27,578)	$(78,097)
Add back: Shared-based compensation expenses	5,313	6,194	6,169
Add back: Amortization of intangible assets	308	—	33
Add back: Impairment of goodwill	—	—	—
Add back: Impairment of intangible assets	445	—	—
Adjusted net (loss) income	$37,373	$(21,384)	$(71,895)